UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): February 13, 2014

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive		
Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On February 13, 2014, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2013. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02, and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets; economic conditions (including effects on, among other things, mortgage-backed securities); changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity stock); the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining that its financial condition is sound enough to support such repurchases and redemptions; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member letter dated February 13, 2014

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 13, 2014   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

February 13, 2014

To Our Members:

We are pleased that our strong financial performance in 2013 enabled us to provide value to you-our members in Illinois and Wisconsin-throughout the year and in an increasing number of ways. We continue to position the Bank to achieve our two strategic goals:

1. **Building the member-focused Bank**, which involves focusing all areas of the Federal Home Loan Bank of Chicago to conduct a meaningful dialogue with you about your business and to innovate and deliver excellent products and services to you.
2. **Building the Mortgage Partnership Finance® (MPF®) Program's platform**, which is rapidly becoming accepted by most of the other FHLBanks as the mortgage aggregation platform for the FHLBank System. The platform will serve members of the FHLBank System by providing community lenders across the U.S. with access to the secondary mortgage market and a growing array of outlets for the loans they originate.

Using Retained Earnings to Benefit Your Business

In 2013, our retained earnings grew to more than $2 billion. This first enabled the completion of our stock repurchase program and the normalization of stock repurchases for all of our members. Then, our growing financial strength allowed us to offer the Reduced Capitalization Advance Program (RCAP) during the fourth quarter of 2013 to lower the cost of borrowing by providing term advances at a reduced capital stock requirement. Fifty-six members borrowed $9.5 billion in advances through the RCAP. Of these 56 members, 46 are community lenders.

We also began a program to pay a higher dividend for our Class B1 activity-based stock-yet another way of rewarding members that use the Bank for advances. We continued to pay a dividend rate on Class B2 membership stock that is consistent with a money-market rate.

Subject to our performance in the future, we plan to continue to build retained earnings so that we can support your short-term financing needs in all economic scenarios and maintain the liquidity of your capital stock investment in the Bank. And, as demonstrated through RCAP, we plan to continue offering ways to provide you with greater leverage to borrow from the Bank.

2013 Key Achievements

In addition to using our retained earnings to provide you with long-term benefits, we introduced or completed several other member-focused initiatives last year. For example:

- We actively promoted letters of credit (LOCs) to you and to municipalities that deposit funds with you. As a result, letters of credit usage continued to grow as members freed up securities and improved their overall liquidity. Eighty-three members executed new LOCs in 2013, bringing the total number of members with LOCs outstanding in 2013 to 114.
- We expanded collateral eligibility, which allowed members to increase their existing borrowing capacity as well as increase total collateral value year-over-year by 35%, or $15.3 billion. Total collateral value in excess of the amount required to secure members' outstanding obligations to the

Bank has increased year-over-year by 22%, or $6.1 billion, which gives members more capacity to execute advances and letters of credit in the future.

- We completed the rollout of eBanking; members are now initiating wire transfers and taking down advances electronically. In fact, we completed our first advance in excess of $100 million through eBanking in September.
- We continued to invest in the improvement of our current MPF Program infrastructure while also evaluating and beginning to build the infrastructure for additional MPF products.
- Several FHLBanks joined or rejoined the MPF Program, including Dallas, Seattle, and San Francisco. The FHLBC now supports eight other FHLBanks through the MPF Program.
- We prepared for the rollout of the Community First™ Fund, an innovative credit facility designed to support affordable housing and economic development in our two-state district.
- We hosted several hundred members at a variety of FHLBC-sponsored conferences in 2013, including a number of new events: a business technology conference; a conference for members that wanted to learn more about selling into the secondary mortgage market; and seven collateral workshops across the 7th District.

2013 Financial Highlights

The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition. We expect to file our 2013 Form 10-K Annual Report with the Securities and Exchange Commission next month. You will be able to access it through our website, www.fhlbc.com, or the SEC's reporting website, http://www.sec.gov/edgar/searchedgar/companysearch.html

- We recorded **net income** of $343 million for 2013, lower than the $375 million earned in 2012. We attribute the decrease primarily to declines in advance prepayment fees and interest income on our declining MPF loan and investment portfolios during 2013, which was partially offset by settlements in the amount of $99 million in connection with our private-label mortgage-backed securities (MBS) litigation.
- We repurchased and extinguished certain higher-cost debt, funded in part using our private-label MBS settlement income, which resulted in a loss of approximately $118 million in **other non-interest gain (loss)** during 2013. We expect these debt extinguishments to reduce future interest expense.
- We took steps to position the Bank to absorb mild rate increases and market volatility throughout 2013; as a result, our **derivatives and hedging activities** gain was $12 million in 2013, up from the loss of $1 million in 2012.
- **We did not have any other-than-temporary impairment** (OTTI) charges on our private-label MBS portfolio in 2013, compared to $15 million in OTTI charges in 2012.
- **Non-interest expenses** decreased in 2013, primarily due to the reversal of a previous charge of $50 million relative to our Community First Fund. In 2013, non-interest expenses were $75 million compared to $111 million for 2012.
- **Advances outstanding** at year-end 2013 were $23.5 billion, 62% higher than the previous year-end level of $14.5 billion.
- **MPF loans** held in portfolio declined $2.7 billion in 2013 to $7.7 billion. These reductions are a direct result of our 2008 decision not to add MPF loans to our balance sheet. In addition, the mortgage market is shifting from a refinance to purchase market. **MPF Xtra® loan** volume decreased from $6.9 billion for the program overall during 2012 to $4.7 billion during 2013. MPF Xtra loan volume for FHLBC Participating Financial Institutions was $3.6 billion in 2012 and $2.2 billion in 2013, representing nearly half of all MPF Xtra loan volume during this time.

- Total **investment securities** decreased 8% to $31.4 billion in 2013, reflecting our current investment restriction which limits our ability to acquire longer-term investments.
- **Total assets** were $68.8 billion at year end, a decrease of $787 million (or 1%) compared to 2012, as advance growth helped offset the declines in investment securities and MPF loans. We anticipate that the overall size of the Bank will continue to decrease as MPF loans and investment securities continue to pay down and mature.
- As a result of our strong net income, our **retained earnings** grew $337 million (net income of $343 million less $6 million of dividends) to more than $2 billion. Our strong earnings over the past several years have substantially increased our retained earnings and allowed us to introduce the new initiatives described earlier in this letter.
- We awarded more than $29 million through our competitive Affordable Housing Program (AHP) to help finance 104 affordable housing projects (4,816 affordable housing units) located primarily in Illinois and Wisconsin. This is nearly double the number of projects that received an AHP award the previous year. Based on 2013 earnings, the Bank's 2014 annual AHP contribution is $21.1 million for competitive AHP and $11.4 million for our Downpayment Plus® Program.
- We remain in compliance with all of our regulatory capital requirements.

We continued to establish a strong, member-focused foundation in 2013. We look forward to continuing our partnership with you in 2014, and thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance," "MPF," "MPF Xtra,"and "Downpayment Plus" are registered trademarks of the Federal Home Loan Bank of Chicago. "Community First" is a trademark of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 31, 2013	December 31, 2012	Change
Cash and due from banks	$ 971	$ 3,564	(73)%
Federal Funds sold and securities purchased under agreement to resell	5,050	6,500	(22)%
Investment securities	31,352	34,250	(8)%
Advances	23,489	14,530	62 %
MPF Loans held in portfolio, net	7,695	10,432	(26)%
Other	240	308	(22)%
Total assets	$ 68,797	$ 69,584	(1)%
Consolidated obligation discount notes	$ 31,089	$ 31,260	(1)%
Consolidated obligation bonds	31,987	32,569	(2)%
Subordinated notes	944	1,000	(6)%
Other	1,012	1,307	(23)%
Total liabilities	65,032	66,136	(2)%
Capital stock	1,670	1,650	1 %
Retained earnings	2,028	1,691	20 %
Accumulated other comprehensive income	67	107	(37)%
Total capital	3,765	3,448	9 %
Total liabilities and capital	$ 68,797	$ 69,584	(1)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the years ended December 31,				
	2013	2012	Change	2011	Change
Interest income	$ 1,511	$ 1,916	(21)%	2,244	(15)%
Interest expense	(1,061)	(1,344)	(21)%	(1,707)	(21)%
Provision for credit losses	2	(9)	122 %	(19)	(53)%
Net interest income	452	563	(20)%	518	9 %
Other-than-temporary impairment (credit loss)	—	(15)	(100)%	(68)	(78)%
Other non-interest gain (loss)	(1)	(20)	(95)%	5	(500)%
Other community investment	50	—	— %	(50)	(100)%
Other non-interest expense	(125)	(111)	13 %	(134)	(17)%
Assessments	(33)	(42)	(21)%	(47)	(11)%
Net income	$ 343	$ 375	(9)% $	224	67 %
Net yield on interest-earning assets	0.71%	0.84%	(0.13)%	0.69%	0.15 %